Filed by: Regional Health Properties, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c), Rule 14d-2(b) and Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Regional Health Properties, Inc.

Commission File Number for Registration Statement on

Form S-4 filed by Regional Health Properties, Inc.: 333-269750

EXPLANATORY NOTE

On June 28, 2023, Regional Health Properties, Inc. issued the following press release.

Regional Health Properties, Inc. Announces Shareholder Approval of Special Meeting Proposals, Satisfaction of All Conditions to Exchange Offer and Preliminary Results of Exchange Offer

ATLANTA, GA, June 28, 2023 — Regional Health Properties, Inc. (NYSE American: RHE) (NYSE American: RHE-PA) (“RHE” or the “Company”) convened its special meeting (the “Special Meeting”) of the holders of its 10.875% Series A Cumulative Redeemable Preferred Shares (the “Series A Preferred Stock”) and the holders of its common stock (the “Common Stock”) and Series E Redeemable Preferred Shares (the “Series E Preferred Stock”) on June 27, 2023. All of the proposals presented at the Special Meeting were approved by the requisite votes of the applicable shareholders of the Company, including the Preferred Series A Charter Amendment Proposal, the Series B Preferred Stock Proposal and the Common Charter Amendment Proposal (each as defined herein).

As previously announced, the Company commenced an offer to exchange (the “Exchange Offer”) any and all of its outstanding shares of Series A Preferred Stock for newly issued shares of the Company’s 12.5% Series B Cumulative Redeemable Preferred Shares (the “Series B Preferred Stock”). In exchange for each share of Series A Preferred Stock properly tendered (and not validly withdrawn) prior to 11:59 p.m., New York City time, on June 27, 2023 (such time and date, the “Expiration Date”) and accepted by the Company, participating holders of Series A Preferred Stock will receive one share of Series B Preferred Stock.

The Exchange Offer expired at the Expiration Date. All conditions to the Exchange Offer were satisfied at that time, including:

●	the approval of the holders of at least 66 2/3% of the outstanding shares of the Series A Preferred Stock as of the close of business on May 11, 2023 (the “Record Date”) of each of:

■	the proposal presented at the Special Meeting relating to certain amendments to the Company’s Amended and Restated Articles of Incorporation (as currently in effect, the “Charter”) with respect to the Series A Preferred Stock that will significantly reduce the rights of holders of Series A Preferred Stock (the “Series A Charter Amendments” and, such proposal, the “Preferred Series A Charter Amendment Proposal”), as described in the Proxy Statement/Prospectus that is filed with the U.S. Securities and Exchange Commission (the “SEC”); and

■	the proposal presented at the Special Meeting relating to (i) the temporary amendment of the Charter to increase the authorized number of shares of preferred stock to 6,000,000 shares and, following the consummation of the Exchange Offer, the subsequent amendment of the Charter to decrease the authorized number of shares of preferred stock to 5,000,000 shares and (ii) the authorization, creation and designation by the Board of Directors of the Company pursuant to Section 14-2-602 of the Official Code of Georgia Annotated, from the authorized but undesignated shares of preferred stock, of the Series B Preferred Stock (the “Series B Charter Amendments” and, such proposal, the “Series B Preferred Stock Proposal”); and

●	the approval of a majority of votes entitled to be cast by the holders of the outstanding Common Stock and Series E Preferred Stock as of the Record Date, less any shares of Series E Preferred Stock redeemed prior to the Special Meeting, of the proposal presented at the Special Meeting relating to (i) the Series A Charter Amendments and (ii) the temporary amendment of the Charter to increase the authorized number of shares of the Company to 61,000,000 shares, consisting of 55,000,000 shares of common stock and 6,000,000 shares of preferred stock, and, following the consummation of the Exchange Offer, the subsequent amendment of the Charter to decrease the authorized number of shares of the Company to 60,000,000 shares, consisting of 55,000,000 shares of common stock and 5,000,000 shares of preferred stock (such proposal, the “Common Charter Amendment Proposal”).

Since the Preferred Series A Charter Amendment Proposal, the Series B Preferred Stock Proposal and the Common Charter Amendment Proposal were approved by our shareholders, we will amend the Charter to reflect the Series B Charter Amendments. In addition, since the Preferred Series A Charter Amendment Proposal and the Common Charter Amendment Proposal were approved by our shareholders, we will amend the Charter to reflect the Series A Charter Amendments upon the consummation of the Exchange Offer.

Continental Stock Transfer & Trust Company, the exchange agent in connection with the Exchange Offer, has advised the Company that, as of the Expiration Date, approximately 80% of the outstanding shares of Series A Preferred Stock had been properly tendered (and not validly withdrawn) in the Exchange Offer.

The Company anticipates issuing a press release to announce the final results of the Exchange Offer. The Company intends to accept all of the shares of Series A Preferred Stock properly tendered (and not validly withdrawn) prior to the Expiration Date. The closing of the Exchange Offer is expected to occur by June 30, 2023.

About Regional Health Properties

Regional Health Properties, Inc., a Georgia corporation, is a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term care. For more information, visit www.regionalhealthproperties.com.

Important Cautions Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expects,” “intends,” “believes,” “anticipates,” “plans,” “likely,” “will,” “seeks,” “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. Statements in this press release regarding the amendment of the Charter to reflect the Series A Charter Amendments and the Series B Charter Amendments, the acceptance of the shares of Series A Preferred Stock in the Exchange Offer and the timing of the closing of the Exchange Offer are forward-looking statements.

Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those projected or contemplated by our forward-looking statements due to various factors, including, among others: our dependence on the operating success of our operators; the significant amount of, and our ability to service, our indebtedness; covenants in our debt agreements that may restrict our ability to make investments, incur additional indebtedness and refinance indebtedness on favorable terms; the availability and cost of capital; our ability to raise capital through equity and debt financings or through the sale of assets; increases in market interest rates and inflation; our ability to meet the continued listing requirements of the NYSE American LLC and to maintain the listing of our securities thereon; the effect of increasing healthcare regulation and enforcement on our operators and the dependence of our operators on reimbursement from governmental and other third-party payors; the relatively illiquid nature of real estate investments; the impact of litigation and rising insurance costs on the business of our operators; the impact on us of litigation relating to our prior operation of our healthcare properties; the effect of our operators declaring bankruptcy, becoming insolvent or failing to pay rent as due; the ability of any of our operators in bankruptcy to reject unexpired lease obligations and to impede our ability to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations; our ability to find replacement operators and the impact of unforeseen costs in acquiring new properties; epidemics or pandemics, including the COVID-19 pandemic, and the related impact on our tenants, operators and healthcare facilities; and other factors discussed from time to time in our news releases, public statements and documents filed by us with the SEC from time to time, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by applicable law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Exchange Offer and Where to Find It

In connection with the proposed Exchange Offer (the “proposed transaction”), RHE filed with the SEC a registration statement on Form S-4 on February 14, 2023 (as amended on April 28, 2023, May 18, 2023 and May 22, 2023) that includes a proxy statement and that also constitutes a prospectus. The registration statement was declared effective by the SEC on May 25, 2023 at 9:00 a.m., Eastern Time. RHE filed the definitive proxy statement/prospectus (as supplemented or amended) in connection with the proposed transaction with the SEC. RHE commenced mailing the definitive proxy statement/prospectus to shareholders on or about May 25, 2023. RHE also filed with the SEC a joint statement on Schedule TO/13E-3 (as supplemented or amended, the “Schedule TO/13E-3”) for the proposed transaction. RHE intends to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive proxy statement/prospectus or registration statement or any other document that RHE may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO/13E-3, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RHE AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement, the Schedule TO/13E-3, the definitive proxy statement/prospectus and all other documents containing important information about RHE and the proposed transaction, once such documents are filed with the SEC, including the definitive proxy statement/prospectus, through the website maintained by the SEC at www.sec.gov. The proxy statement/prospectus included in the registration statement and additional copies of the proxy statement/prospectus will be available for free from RHE.

Participants in the Solicitation

RHE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of RHE, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in RHE’s proxy statement for its 2022 Annual Meeting of Shareholders, which was filed with the SEC on December 30, 2022, and RHE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 14, 2023. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RHE using the sources indicated above.

Company Contact

Brent Morrison

Chief Executive Officer and President

Regional Health Properties, Inc.

Tel (678) 368-4402

brent.morrison@regionalhealthproperties.com